EXHIBIT 2.1

CERTIFICATE OF FORMATION

OF

RED OAK CAPITAL FUND SERIES, LLC

 This Certificate of Formation of Red Oak Capital Fund Series, LLC, dated as of September 15, 2023, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (the “Delaware LLC Act”).

FIRST.  The name of the limited liability company formed hereby is Red Oak Capital Fund Series, LLC (the “Company”).

SECOND.  The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD.  The address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

FOURTH. Notice is hereby given that, pursuant to Section 18-215(b) of the Delaware LLC Act, the Company has or may establish one or more designated series and that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company will be enforceable against the assets of that series only and not against the assets of the Company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement of the Company, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof will be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

By:	/s/ Robert R. Kaplan
Name:	Robert R. Kaplan
Title:	Authorized Person